Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

*****

The following is a transcript of the Continental Airlines, Inc. second quarter 2010 financial results conference call held on Thursday, July 22, 2010.

Operator: Ladies and gentlemen, thank you for standing by. Welcome to Continental Airlines' second quarter 2010 financial results conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. (Operator Instructions). As a reminder, this conference call is being web cast and recorded Thursday, July 22, 2010. I would now like to turn the conference over to Nene Foxhall, Senior Vice President of Communications and Government Affairs, and DeAnne Gabel, Director of Investor Relations. First. Ms. Foxhall. Ma'am, you may begin.

Nene Foxhall: Thank you, John. Good morning, everyone. Joining us here in Houston are Continental's Chairman, President, and Chief Executive Officer, Jeff Smisek; Executive Vice President and Chief Marketing Officer, Jim Compton; Executive Vice President and Chief Financial Officer, Zane Rowe; executive Vice President and Chief Operations Officer, Mark Moran; and Senior Vice President, Finance and Treasurer, Gerry Laderman, to discuss Continental's second quarter 2010 financial results. Jeff will begin with some overview comments, after which Jim will review our capacity and revenue results. Zane will follow with a discussion of Continental's cost structure and balance sheet. At that point, we'll open the call for questions. Analyst questions will follow the executive comments, and then we'll begin the question-and-answer session for the media. We'd appreciate it if each of you would limit your questions to one, with one follow-up. With that, I'll turn it over to DeAnne.

DeAnne Gabel: Thank you, Nene. Earlier today, we issued an update for investors, presenting information relating to our financial and operational outlook for the third quarter full year 2010 and other information. This investor update was included in a filing with the SEC. Today we will be discussing some non-GAAP financial measures such as net income, excluding special items. Please note that a reconciliation of the GAAP to non-GAAP financial measures, as well as the investor update, can be found on our website at Continental.com under the investor relations section.

In addition, our discussion today may contain forward-looking statements that are not limited to historical facts, but reflect the Company's current beliefs, expectations, or intentions regarding future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. For examples of such risks and uncertainties, please see the risk factors set forth in the Company's 2009 10-K and other securities filings. With that I'll turn the call over to Jeff.

Jeff Smisek: Thank you, Nene and DeAnne. Good morning and thanks for joining us. I also want to thank all my coworkers. Across the system, they've done a tremendous job managing record high load factors while delivering a great product and excellent customer service, day in and day out. I appreciate all their efforts.

Continental reported net income of $257 million, or a profit of $1.60 per diluted share for the second quarter, excluding $24 million of merger-related costs and other special charges. Included in these special items, our net income was $233 million, or $1.46 per share. These results were largely driven by improvement in the revenue environment. Business traffic is coming back, though slowly. Leisure demand has been strong, and we expect it will remain so throughout the remainder of the summer. This demand strength, together with the capacity reductions over the last couple of years, have helped us to manage yields up. Jim has more detail to share with you in a moment, but I think you'll agree that the direction of revenue streams is encouraging.

We've also been growing our ancillary revenue streams. Our customers are taking advantage of the additional options we've begun to offer, such as day of departure upgrades, and premium seating. Together, these two initiatives are currently generating over $200,000 per day in additional revenue. On the operation side, we maintained our excellent completion rate by achieving a system-wide mainline segment completion factor of 99.3% for the quarter, despite cancellations caused by the Icelandic volcano. We achieved a mainline domestic performance of 80% or greater in all three of the months during the quarter and my coworkers earned $6 million in cash incentives for that performance.

It's too early to tell what the fall trends will be like, but we're pleased with the revenue and demand trends we've been seeing so far. We continue to exercise capacity discipline and for the full year 2010, we expect both our consolidated and mainline capacity will be up only about 0.5% to 1.5% year-over-year with our mainline domestic capacity down 0.5% to 1.5% year-over-year. As for next year, it's too soon to say what the capacity of the merged carrier will be, but I can tell you that I'm pleased with the benefits Continental has experienced from capacity discipline.

Over the last several years, we've been focused on reducing capacity in the geographic areas that underperform. To that end, our 2010 mainline domestic capacity will be down about 12% versus 2007. I expect to continue this rigorous domestic capacity discipline as we look to optimize the merged carrier suite across the combined network. Historically, substantially all of our profits have come from our international operations, so we are highly motivated to achieve an appropriate balance between our domestic and international capacity. During the quarter, Continental announced that next year it will initiate nonstop service between Houston and Auckland, New Zealand; Houston and Lagos, Nigeria; and New York and Cairo, Egypt. Given the combined strength of the Continental and United networks, as well as the breadth of connections provided by our Star Alliance partners, these routes are excellent opportunities to expand our global reach while benefiting our bottom line.

Finally, before I turn the call over to Jim and Zane, I want to give a brief update on the progress of our merger. Between the two companies, we have several hundred people divided into about 30 functional teams working on integration planning. We've held a series of joint meetings, and the teams are off to a good start in laying the path towards successful integration. On the regulatory front, we've made all the necessary DOT and international filings, and we continue to work closely with the Department of Justice. As expected, we received the DOJ's second request in early June, and we and United are working towards complying with it. Continental and United have agreed to provide the DOJ with additional time beyond the statutory 30 days after our compliance with that second request to complete its review.

We expect our separate shareholder meetings will be held in late September. Things are progressing well and I remain confident that we will close the transaction in the fourth quarter. In addition, I'm pleased that we and United reached an agreement in principle for a transition and process agreement with our two pilot groups, which is a good first step on the road to negotiating in a timely fashion a joint collective bargaining agreement, and having our pilots agree on an integrated seniority list. With that, I'll turn the call over to Jim and Zane to discuss this quarter's revenue and cost performance details.

Jim Compton: Thanks, Jeff. I join Jeff in thanking our coworkers for running a great operation, and delivering excellent customer service. They've also done a great job staying focused on maximizing revenue opportunities, including continuing to pull up our participation in Star Alliance. In addition to expanding our JV with United, Lufthansa, and Air Canada, we've been busy adding code share flights with our other Star partners. Since April, we've implemented code share relationships with Air New Zealand, SAS, and TAM of Brazil, and plan to implement code sharing with Brussels Airlines by the end of July. In addition, we have completed agreements with Aegean of Greece and Spanair of Spain, and will begin code sharing with them upon receipt of government approval.

Moving on to our second quarter revenue results, our mainline RASM was up 18.8%, due primarily to strength in mainline yields, which were up 16.3% year-over-year. We also continued to run strong load factors, setting a second quarter mainline load factor record of 85%, up 1.8 points year-over-year. During the quarter, our mainline passenger RASM, on a length of haul adjusted basis, outperformed the industry average. In the second quarter, our RASM outperformed the industry by 9.8 points. So again, congratulations to our team on a job well done.

Regional RASM for the second quarter was up 23.8% year-over-year, due to stronger yield which was up 19.9% year-over-year, and stronger load factor, which was up 2.5 points. We like the trends we are seeing, but continue to believe this will be a long, slow recovery. We've seen a continued sequential improvement in high yield passengers since the beginning of the year, but their numbers were still down about 20% in June 2010 compared to June 2008, and revenue from high yield passengers was down about 10% in June 2010 compared to 2008.

Transatlantic and transpacific year-over-year BusinessFirst RASM for the second quarter continued to see material improvement, attributable to both improved yields and higher load factors. I realize the year-over-year comps for the second quarter were still pretty easy, but on a year-over-two-year basis, both transatlantic and transpacific BusinessFirst load factors were up nicely for the second quarter, and both transatlantic and transpacific BusinessFirst yields were positive in May and June on a year-over-two-year basis.

As I mentioned, we continue to pull up our participation in Star very nicely, and are pleased with the revenue results thus far. On a year-over-year basis, our second quarter total passenger revenue was up 19.7%, but our total partner revenue was up 73%, due to our membership in Star. On a year-over-two-year basis, our second quarter total passenger revenue was down 9%, but our total partner revenue was up 16%. The value of Star to Continental continues to outperform our expectations, and is significantly better for us than our former alliance.

Last July, we, United, Lufthansa, and Air Canada, received DOT approval to establish a transatlantic joint venture. We have already implemented many aspects of the JV including joint inventory management and pricing, joint marketing, joint sales and joint corporate contracts. As part of the transatlantic JV, we are in negotiations to implement a revenue-sharing structure. As currently contemplated, that structure would result in payments between participants based on a formula that compares current period unit revenue performance on transatlantic routes to a historical period or baseline, which is reset annually.

The payments would be calculated on a quarterly basis and subject to a cap. Assuming that revenue sharing is implemented and that the revenue sharing formula is applied retroactive to January 1, 2010 as currently contemplated, we estimate that our liability for revenue sharing payments to joint venture carriers whom we have outperformed would be approximately $40 million for the six months ended June 30, 2010. However, this estimate of our revenue sharing obligation for the first six months of 2010 is not indicative of our expectations for the full year as we currently expect our net obligation for 2010 to be substantially less than this amount.

Now, turning to the outlook for July RASM. We still have a little over a week left in the month of July, and things could change, but based on the data thus far, we are currently estimating both consolidated and mainline July RASM will be up about 21% year-over-year. Again, these numbers are preliminary estimates, based on the data we have for July thus far.

With that, I'll turn the call over to Zane.

Zane Rowe: Thanks, Jim. I want to begin by thanking the entire Continental team for all their contributions to a good quarter. Our team did a great job delivering strong cost performance while running a solid operation. Our second quarter mainline CASM, holding fuel rates constant, and excluding special items, was up 2.2% year-over-year. Revenue related costs, such as commissions and reservations and sales expense were the primary drivers of the increase year-over-year. We also made an accrual for profit sharing based on our year-to-date pretax income.

CASM came in slightly lower than expected, primarily due to a security fee refund from the TSA. In the second half of the year, we expect to see some pressure on CASM, again, due to higher revenue-related expenses, as well as increased variable compensation tied to profitability. We also expect increased expenses related to a higher level of frequent flier reward activity, as our OnePass members take advantage of our expanded Star network. For the full year 2010 excluding special items and holding fuel rates constant, we expect both our consolidated and mainline CASM to be up 2.5 to 3.5% year-over-year.

We continue to work to improve our cost structure and efficiencies across all areas of the operation. Our EBITDAR margin, excluding special items, was 19%, our best performance for the second quarter since 2003.

Turning to fuel. Our second quarter consolidated fuel price, including taxes and hedge impacts, was $2.26 per gallon. Given the current forward curve, we estimate that, including taxes and hedge impacts, our third quarter and full year consolidated fuel price will be $2.21 per gallon. We've hedged about 50% of our remaining 2010 fuel needs, and about 12.5% of the first half of 2011, using a mix of swaps, collars and call options. Further detail of our current hedge position is outlined in our investor update, filed earlier today.

Our field efficient fleet remains our best hedge against rising fuel prices. Our mainline fleet is approximately 10% more efficient than the average of our network peers. We continue to pursue improved fuel efficiency. We have one of the best aircraft order books, and as of this quarter, we have all of our narrowbody aircraft fitted with fuel saving winglets.

We ended the second quarter with 337 mainline aircraft in service. In the third quarter, we will place nine new 737-800s and two new 777-200s into service. On the regional side, we ended the second quarter with 251 regional aircraft flown on our behalf under capacity purchase agreements. We will place one additional Q-400 into service in the third quarter.

As Jeff mentioned, we are focused on capacity discipline, and on achieving an appropriate balance between domestic and international capacity. With that in mind, we reached an agreement in principle with Boeing to defer to 2015 three 737 aircraft originally scheduled to deliver in the first half of 2011.

Moving on to the balance sheet, we ended the second quarter with $3.5 billion of unrestricted cash and short-term investments. This was our highest quarter ending cash balance on record. As a percentage of our last 12 months revenue, cash was approximately 26%. We also expect to end the third quarter with approximately $3.5 billion of unrestricted cash and short-term investments. For the full year 2010, we estimate our cash capital expenditures will be approximately $400 million. This includes both non-aircraft and aircraft-related expenditures.

Earlier this month we contributed $38 million to our defined benefit pension plans, bringing our year-to-date contributions to $112 million. Our remaining minimum fund requirement for this year is $33 million. In conclusion, in the months ahead, while we work to ensure a smooth merger transition, we will remain focused on running a clean, safe and reliable operation. We continue to have many advantages. Our employees are among the most professional and dedicated in the industry.

Through Star Alliance, we offer customers access to the world's leading network. We continue to invest in our modern, fuel efficient fleet and our award winning product, and we're growing our revenue streams by offering our customers more product choices while maintaining cost and capacity discipline. All of this, together with our working together culture, provides us the platform to achieve and sustain our goal of profitability. With that, I'll turn the call back to Jeff.

Jeff Smisek: Thanks, Jim and Zane. We are pleased with our second quarter results, and the demand trends we're currently seeing give us reason to be optimistic about the outlook. We're committed to focusing on our day-to-day business, while a dedicated team handles merger integration matters. Our merger will result in many changes. However, our focus on our culture, our people, our customers, and our performance won't be changing. I look forward to leading the team that brings together the strengths of each company, and creates the platform for achieving and sustaining profitability. With that, I'll turn the call back over to DeAnne to begin our Q&A.

DeAnne Gabel: Thank you, Jeff, Jim and Zane. With that, we are ready to begin our question-and-answer session for the analysts, followed by the question-and-answer session for the media. John, if you could please review the Q&A process, we're ready to begin.

Operator: Thank you. We will now begin the question-and-answer session. (Operator Instructions). And our first question comes from Bill Greene from Morgan Stanley. Please go ahead.

Bill Greene: Hi there, good morning. Jeff, if we look at Continental as a standalone, historically you've grown a bit faster on capacity than the industry and your comments earlier in the prepared remarks suggest, as you think about being a combined entity with United, that's changing a bit. Is it fair to say that's a right characterization that United as a combined entity with Continental will need to sort of lead the industry in capacity discipline, is that the way you're thinking about it?

Jeff Smisek: No, I am not saying that, Bill, I'm saying that we at Continental are very focused on returning to profitability and sustaining it, and in our merger with United, that is our focus as well. We will have the capacity that we think is appropriate to make sure that we maximize our profitability and we will also allocate our capacity appropriately to markets where we're making money and we'll be thoughtful about capacity in markets where we're not making money.

Bill Greene: Okay. As a separate question, we talked with United on their call about sort of where they think they are on the ancillary game. They said effectively there's a lot of upside left. I've often thought Continental has taken more of a wait and see approach on some of these items and perhaps been a little less aggressive. When you think about - even as Continental stand alone, where do you think you are in the game, but equally important, how do you think about the net impact from this unbundling? Obviously you guys have taken the approach in some senses where the fare is actually where you're going to capture that by keeping things in, but you're moving away from that. How does that balance out and when up combine it, is it a big opportunity that's not identified?

Jeff Smisek: Bill, I think ancillary revenue is a significant opportunity for Continental and I think that United has done a very good job. There are many issues related to rolling out our products, our ancillary revenue products, there are IT issues, there are global distribution system issues, there are timing issues in terms of where it is in the chain of purchase, whether it's a pre-purchase or day of departure or post purchase. So there are many opportunities and I think we are beginning to explore many of those opportunities and will announce them as they come out. But I think that there are significant benefits to ancillary revenues. I think there will be significant future benefits and I think ancillary revenues will be a growing revenue stream for Continental and I believe it will be a growing revenue stream for the combined carrier as well.

Bill Greene: Thank you for your time.

Jeff Smisek: Sure.

Operator: Our next question comes from Kevin Crissey from UBS. Please go ahead.

Kevin Crissey: Good morning. Wanted to -- Jim, maybe you could comment about the -- your July RASM number, which looks like a pretty good number, I guess, compared to some that we've heard. Was there any change in Latin America that would get you to that number?

Jim Compton: Kevin, our guidance is really just a consolidated mainline. I couldn't comment on July at all. But if you look at the second quarter that we reported, clearly for us, particularly in the month of May, H1N1 last year had an effect. We were an industry leading in pulling capacity out. You know, quite frankly, we're obviously large in Mexico where a lot of the H1N1 sits. There was clearly impact in terms of our RASM numbers as you kind of moved quarterly into the second quarter, but for July, my comments on the 21% on mainline and consolidated.

Kevin Crissey: And, Jim, maybe you could comment on your thoughts on Google's attempt at acquisition of ITA?

Jim Compton: We're actually an early adopter of the ITA software and have a really good relationship and a strong business partnership with ITA. They have a really good shopping solution that we use on Continental.com and it's worked very well for us as we've seen terrific penetration on Continental.com in terms of ticket and the growth in terms of our percent of revenue that we're selling on Continental.com and that shopping solution is a low fare search engine has served us well. That being said, there are alternatives to that shopping solution in the marketplace, both internally and externally, so to your question as it relates specifically, we're going to watch the business plan of Google. ITA has been a great partner, but clearly way too early for us to comment on that. But knowing that, there are alternatives, both internal and external to that shopping solution.

Kevin Crissey: But you have -- I think you'll have the opportunity to register some sort of complaint as would others who use the software, I imagine, similar to what you're getting with the merger, you'd be able to do something similar with Google. Does Continental have a position on whether you would file a complaint?

Jeff Smisek: Kevin. This is Jeff. We're not going to comment on that.

Kevin Crissey: Okay. Thank you.

Operator: Our next question comes from Helane Becker from Dahlman Rose. Please go ahead.

Helane Becker: Thanks very much, operator. Thank you for taking my questions. Hi, everybody. Two things, one, there were some news reports this morning out of the EU that they're prepared to approve the merger between you and United. Have you seen those, have they given you any indication that they're going to respond to you within the next week or so?

Jeff Smisek: Helane, I'm not aware of that report sitting here at this point in time. I would tell you that it wouldn't surprise me because this is a very pro-competitive transaction, so that's not surprising to me.

Helane Becker: Great. That's good to hear. And then the second question, just with respect to leisure demand versus business demand, last year leisure was very strong and business was not and this year you're saying you're seeing the increases in premium. Are you seeing any signs that leisure is turning down?

Jim Compton: Helane, this is Jim. Obviously with the summer period, seasonally strong demand. The marketplace has pricing that's stronger than last year on the leisure fares with some of the surcharges in the industry. So we're seeing strong demand on the leisure side. We talk about the next six weeks being booked down domestically one to two points. That again is a sign that the booking curve relatively year-over-year has shifted closer in so revenue management is taking opportunities with that. I would also kind of add to that, that once again in the earnings release it was record load factors, both mainline and consolidated. So I think what we're saying is we're seeing strong leisure demand with yield as well as continued improvement in business traffic as we've seen it go through the second quarter.

Helane Becker: Great. Thanks for your help.

Jim Compton: You're welcome.

Operator: Our next question comes from Jamie Baker from JPMorgan. Please go ahead.

Jamie Baker: Good morning, everybody.

Jeff Smisek: Hey, Jamie.

Jamie Baker: It looks like a bit more cost pressure in the second half of the year, particularly when you factor in the cost beat in the second quarter. I'm curious if you made any material changes in regards to your profit sharing assumptions?

Zane Rowe: Jamie, what you're seeing there is just our updated guidance based on our overall view of what the rest of the year looks like. So as I touched on, you've got revenue-related expenses, which would include commissions, res and sales and obviously along with that, you know, we have a number of other expenses that we go up. As our profitability view increases, profit sharing accruals would increase as well and likewise as they come down, they come down as well.

Jamie Baker: Got it. And secondly, for Jim you talk about premium yield trends not being fully recovered yet. I think everybody sort of gets that, but I'm just -- I'm curious whether you believe that's more of a volume issue, are there simply fewer business travelers out there or is there any evidence of increased buy down to lower coach fares, maybe the fences just haven't been fully restored yet? I guess I'm just trying to understand whether core business travel demand has actually changed that much, or whether business travel pricing might be what's still different? And lastly, if you're seeing anything different in terms of yield trends in the markets where you've unveiled the new biz first seat?

Jim Compton: Hey Jamie, its Jim. If you look at our high yields that we've referred to, I would say it's a little bit of a combination of all the things you talked about, but specifically it's more the volume not being back at the levels, and as I mentioned, 20% decline in passengers with 10% decline in revenue. So the average yields are actually stronger than that pace period prerecession, but the volumes are still going back, which kind of ties -- we constantly talk about the slow recovery in those absolute volumes building back.

In terms of buy back, we recently, again, had a corporate advisory with our corporate travel managers in June. Pretty consistent that business is coming back slowly. I would say they talk about less restrictions in terms of travel policy, and we haven't heard anything about more restrictions in travel policies from that advisory group.

Jamie Baker: And in terms of demand trends in the markets where you've unveiled the new product, any change there, are you likely to generate a return on the upgrade?

Jim Compton: We're actually having terrific performance where our Flat Bed Seats have gone into the marketplace, you know. As of June, have scheduled all of New York to London, all of London with a Flat Bed Seat and London performance is doing terrific and so forth. As well as we're having strong performance into Asia and we're up to 25 airplanes with the 757 and the 777 with the Flat Bed Seat. The customer reaction has been fantastic to that seat. So, yes, we're seeing good business traffic because of the seats.

Jeff Smisek: Jamie, he's saying just think how good it will be when we have the Flat Bed Seat on an aircraft like a 787.

Jamie Baker: I won't hold my breath, having been on a 787 earlier this week, still looks like they have to do a lot of work. Thank you for that. I look forward to the new product.

Operator: Our next question comes from Hunter Keay from Stifel Nicolaus. Please go ahead.

Hunter Keay: Thank you, good morning.

Jeff Smisek: Good morning.

Hunter Keay: Is this a new announcement of the - I guess you're referring four 900 ERs. Is that a new announcement? What drove that? Is it maybe merger-related or maybe can I extrapolate some commentary on how you're thinking about demand levels really next year?

Gerry Laderman: This is Gerry. That is a new announcement, and it's really just fine tuning our mix of narrowbodies and wide bodies. Just looking at overall, as Jeff said, keeping our focus on appropriate capacity.

Zane Rowe: Just to be clear, this is Zane, those are three aircraft that we deferred.

Hunter Keay: Three aircraft, and they were 900 ERs.

Zane Rowe: We just called them 737.

Jeff Smisek: They were 737.

Hunter Keay: Got it. I appreciate that. Just a quick review, Gerry, what is the financed portion of your aircraft CapEx for the remainder of the year?

Gerry Laderman: We don't have that specifically broken out.

Hunter Keay: Okay. All right. I appreciate it. Thank you.

Operator: Our next question comes from Michael Linenberg from Deutsche Bank. Please go ahead.

Michael Linenberg: Hey, good morning, everyone. Two questions here. Just I guess for Zane, looking at the pension numbers, it looks like over the last month, the contribution, the cash contribution for 2010 moved up a bit, and I'm curious what drove that especially since I think we just -- we got another little bit of help in -- from the legislation on the pension front. What's going on there?

Zane Rowe: Hey, Mike, this is Zane. What we highlight is the minimum obligation, that's not necessarily what we plan on funding.

Michael Linenberg: Ah, okay.

Zane Rowe: So we funded a little bit more than we needed to through the course of the month. That's the only difference there.

Michael Linenberg: Okay. And then just my second question, and this is to Jim, it was great that you gave us the contribution from your partners, both on a year-over-year and a two-year basis. As you've moved into Star, how much of that reflects maybe a shift in point of sale? Now that you're in Star and you're more heavily involved in this alliance than the prior one, are you having a bit more success in picking up some overseas sales or how should we think about that?

Jim Compton: Michael, its Jim. I mean I think that is one way to think about it. I will tell you, for instance, working with Lufthansa and our placement and working with them on corporate contracts out of Germany it’s significantly more than what we were doing within the Sky Team alliance and so forth.

Michael Linenberg: Okay.

Jim Compton: So the ability to attract some of that high-yield business traffic offshore is one of the benefits that we're seeing given our Star relationship and particularly our JV relationship.

Michael Linenberg: Okay. Very good. Thank you.

Operator: Our next question comes from Gary Chase from Barclays Capital. Please go ahead.

Gary Chase: Good morning, everybody. Wanted to just -- have one quick clarification, Jim. When you were referring to this $40 million in the negotiation, there's nothing that's been accrued on that, right? It's not something that would reverse, that's all forward-looking, correct?

Zane Rowe: That's correct, Gary. This is Zane. That portion of the contract hasn't been signed, so we're not accruing anything for that.

Gary Chase: Okay. And then could you give us a little bit of color on where -- you know, how domestic versus international profitability looks relative to where it's been in the past? We know it was a wide margin several years ago, but a lot has changed, domestic capacity has been down, revenues recovering internationally, but of course it took a bigger hit last year, so where are we? Is that narrower than it's historically been or is it sort of in a normal play?

Jim Compton: This is Jim. I would say that it's narrower. As I look at the second quarter, I think the thing that you always obviously have to keep in mind is there's seasonality of quarters and things like that and so we clearly see the relative strength in international, but I think as it refers clearly to the second quarter, we've seen some of that narrowing.

Gary Chase: Okay. And then just one last one. Something that seems a little unusual this earnings season is just there's more confidence seemingly in the September outlook than there typically is. Usually you hear people say at this time of year, Lord knows what's going to happen in September and I'm just curious if you agree with that and, if so, what might be driving the confidence that's higher than at least any time I can remember?

Jim Compton: This is Jim. Both from the investor update and then obviously with my comments on July, our comments are really kind of the six weeks out period and so really don't have a comment on what other folks are saying on September at this point.

Gary Chase: Okay. Thanks.

Operator: Our next question comes from Dan McKenzie from Hudson Securities. Please go ahead.

Dan McKenzie: Good morning, guys. With respect to the merger, which operating certificate are you planning to operate under? United's or your own? And then related to that, what implications would that have with respect to how the airline would be operated post merger?

Jeff Smisek: Dan, this is Jeff. We haven't made that decision yet.

Dan McKenzie: Okay. Implications, one way or the other, depending once you do make that decision?

Jeff Smisek: Look, there are advantages and disadvantages, they're mostly technical under each operator's certificate and this is a fairly technical discussion that's going on currently right now, but I think that in the long run, I don't think you're going to see material differences in how we operate the business as based on whichever operating certificate we have to pick.

Mark Moran: And this is Mark Moran. At the end of the day, it isn't that big of an issue because it's going to be best practices and a revised certificate with the best of both companies.

Dan McKenzie: Understood. Okay. And then the second question is really also a house cleaning question here. Regarding the Pacific JV, does the merger need to be completed by a particular date before the JV grant would be lost?

Jeff Smisek: No, no. The merger and the JV are not related at all. That is we've applied -- we and United have applied. We would expect approval of that later this year, but that approval is not related in any way to whether we would merge with United or not merge with United.

Dan McKenzie: Okay. All right. Thank you.

Operator: Our next question comes from Jim Higgins from Soleil Securities. Please go ahead.

Jim Higgins: Good morning, everyone. Can you comment on thoughts about the impact of the AA-BA, antitrust JV starting up in the transatlantic? You guys and everyone else really have had a bit of advantage to them over the past years. Any thoughts on what they're finally getting together might mean?

Jeff Smisek: Jim, this is Jeff. We've been anticipating that. We had every expectation that it would be approved. We think that we have a solid competitive position across the Atlantic. We certainly with our merger with United will provide a vast and very attractive global network, and we have also inter-Alliance competition, but we're very comfortable with our position, we're very comfortable going forward, we're very comfortable with AA-BA.

Jim Higgins: Great. Also, there seems to be -- there was a pretty big negative swing in your other non-operating income and expense, it moved to an expense item. Other than the foreign currency charge, anything in particular --

Jeff Smisek: Jim, I'm sorry, this is Jeff. You're sort of breaking up. Could you speak a little louder?

Jim Higgins: Sure, sure. I'm sorry. There was a pretty big negative swing in the non-operating, other non-operating income or expanse, it moved to an expense item. Other than the foreign currency charge, anything special going on there?

Zane Rowe: Jim, this is Zane. The foreign currency was the bulk of it. There's a small amount of hedge in effect in this, but that was $10 million for the quarter.

Jim Higgins: Okay. Very good. Thank you very much.

Zane Rowe: Thanks.

DeAnne Gabel: With that, John, we're ready to move to the Q&A session for the media.

Operator: (Operator Instructions). Standing by for questions. And we have a question from Ted Reed from TheStreet.com. Please go ahead.

Ted Reed: Thank you. My question, we're at the end of the quarterly reports now. It was a pretty sensational quarter. From your position as about to run the biggest airline, is this an industry as you look back on this quarter that's been fixed and capacity restraint has taken out a lot of the historic problems in this industry, and are we in a new era for the airline industry?

Jeff Smisek: Ted, I don't know that we're in a new era. I think that we went through some pretty rough times. The economy is recovering. That's a good thing. Airlines are focused on profitability, certainly we at Continental are, and we combined with United will be. We'll take all the actions that we need to take to not only restore ourselves properly, but to be able to sustain those through the business cycle. That's our goal and we're going to be very focused on that.

Ted Reed: All right. Thank you.

Operator: Our next question comes from Doug Cameron from Dow Jones. Please go ahead.

Doug Cameron: Good morning, everyone.

Jeff Smisek: Good morning.

Doug Cameron: Couple of things. You've got six 787s come next year. You've announced a couple of routes and I know you wouldn't tell me now any other new ones. Can you guide us to whether those aircraft will be split between existing fill in services or there might be some additional new routes to go with the planes?

Jeff Smisek: Doug, this is Jeff. Look, we've announced a couple of new routes that we will fly 787s on, to Lagos and to Auckland. We're going to use those aircraft both in new routes and also in existing routes and we can also use them seasonally to routes.

Doug Cameron: Yes.

Jeff Smisek: So we'll use them in various ways depending on how we're profit maximizing.

Doug Cameron: I'm looking forward to the Chicago-Edinburgh service.

Jeff Smisek: I bet you are.

Doug Cameron: Okay. One other one. Some people, and I won't name names, have been a little bit rude about the sort of forging of the United and Continental liveries, logos, et cetera. Is what you see on the merger website what you're going to see on the side of a plane if his all goes through or do you have a design guru or guru-ess who may be perhaps finessing the branding?

Jeff Smisek: I think the branding is just marvelous, Doug. And we are going to be painting the aircraft promptly. We want a uniform fleet. And we'll be doing that from the day that we close the merger.

Doug Cameron: My kids say the United name is too big, so there you go.

Jeff Smisek: Well, we may listen to your children, Doug.

Doug Cameron: Thank you very much for your time.

Operator: Our next question comes from Joe Perone from Star-Ledger. Please go ahead.

Joe Perone: Yes. Can you say what your head count is expected to be by the fourth quarter?

Jeff Smisek: I don't think that we typically talk about that.

Zane Rowe: We can tell you, though, that we had just over 38,700 for the second quarter, FTEs, those are FTEs, those aren't head count.

Joe Perone: Okay. Another question, you talk about the ancillary revenue opportunities. Can you give an example of some of those opportunities and any dollar amount that you can provide us with?

Jeff Smisek: We could, but I'm not going to.

Joe Perone: Okay. Dodging both questions. Okay. Thanks.

Jeff Smisek: Sure.

Operator: At this time I show no questions.

Nene Foxhall: Okay. If there are no more questions, we'll conclude. Jeff, Jim, Zane and DeAnne, thanks for your participation and thanks to all of you for joining us. Please call Corporate Communications if you have any further questions and we look forward to talking to you next quarter. Thanks.

Operator: Thank you, ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect.